                                                                                                November 28, 2016

Dominic Minore, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

            Re:       Versus Capital Real Assets Fund LLC (the “Fund”)   Registration Statement on Form N-2

                         File Nos. 333-214178;  811-23201

Dear Mr. Minore:

Per your request, this correspondence, filed on EDGAR, responds to specific comments you provided in your phone conversation dated Friday, November 18, 2016 with Alan Hoffman regarding the Registration Statement filed on Form N-2 on October 19, 2016 Versus Capital Real Assets Fund LLC (the “Fund”).  Per you request, this letter only addresses the specific considerations of that Friday conversation.  The Fund will address the remaining comments in your letter dated, November 16, 2016 after resolution of the issues addressed in this correspondence.

Overview

We have submitted a registration statement for the product, Versus Capital Real Assets Fund (the “Fund”), in response to demand from our client base.  We seek to bring our clients a conservative combination of yield, value stability and growth.  The real asset investments defined within the Fund’s registration statement provide a unique combination of these investment characteristics that can provide downside protection as well as upside value creation for an investment portfolio, without the risks associated with hedging or taking derivative exposure.  Such investments provide a natural hedge against inflation and rising interest rates and provide investors with important portfolio diversification benefits.

We feel this offering meets the Securities and Exchange Commission’s objectives with respect to both capital formation and investor protection.  While limiting the eligibility of our investors as discussed below, we still seek to provide an easily accessible product for investors and their advisers that is subject to all of the disclosure requirements and securities law liability provisions of the Securities Act of 1933 and Investment Company Act of 1940 (the “1940 Act”).

Lastly, the Fund will offer a single institutional share class with no sales load or any other distribution fee to intermediaries.   The registered investment advisers (the “RIAs”), banks, and trusts (discussed below) are not compensated through commissions, nor is there any re-allowance or compensation tied to sales. These firms are paid by their clients, typically in the form of asset based fees on their entire investable portfolios.  The only compensation paid by the Adviser to financial intermediaries are platform and servicing fees for account administration and networking services.  As such, there will be no sales related compensation and therefore no distribution through the broker-dealer networks of advisers.

Discussion of the scope of our potential investors and the eligibility standard:

Shareholder Eligibility. Investment in the Fund involves substantial risks. Shares of the Fund will be sold to (i) institutional investors, including RIAs, banks, trust companies or similar financial institutions investing for their own account or for accounts for which they have authority to make investment decisions (subject to certain limitations); (ii) clients of such institutional investors that have accounts for which such institutional investors are bound by a fiduciary standard; and (iii) certain other eligible investors approved by the Adviser (such as employees, members and directors of the Adviser and the Fund, as well as friends and family of such persons).

a)     Starting with a simple clarification of the language: within clause (iii) above, the category of “certain other eligible investors” was inartfully defined in the original registration.  This should simply be defined as “the executive officers, directors or general partners of the Fund or the Adviser”. We and our clients believe the alignment of the interest of our investors and those operating the Fund is both appropriate and expected as part of its best practices.  This is not meant to provide access for other retail investors not defined therein and as such we will modify the language in (iii) to specifically define the executive officers, directors or general partners of the Fund or the Adviser as the only other eligible investors.

b)     Investors defined within clause (i) above are investors with the ability to meet the $10 million minimum investment requirement.

c)     Retail investors accessing the Fund under the eligibility provisions of clause (ii) above shall only be those represented by an RIA or trustees.  We are not simply limiting this to investors with a “purchaser representative” as defined under Rule 506(b), but are seeking to distribute only to RIAs or trustees and their clients for which they are bound by a fiduciary duty.  We believe this is appropriate for the following reasons:

                           i.          The RIAs and trustees operate their business in a manner similar to an institutional investor.  As such they employ appropriate due diligence and provide financial sophistication and expertise to evaluate the underlying investments.

                         ii.          As a fiduciary, the RIAs have an obligation to act in the best interests of their clients and to provide investment advice that is solely in the best interest of their clients. They owe their clients a duty of undivided loyalty and utmost good faith. They should not engage in any activity in conflict with the interest of any client, and should take steps reasonably necessary to fulfill their obligations.

                       iii.          Trustees are also fiduciaries, owing the duty of care and guided by the prudent investor rule, a rule that is similar to and consistent with the fiduciary duty to which RIAs are subject.

                        iv.          RIAs and trustees must take into account an investor’s objectives, needs, liquidity considerations and risk tolerance when applying these fiduciary principles.

d)     Importantly, no commissions or sales based compensation will be paid to the RIAs and trustees, thereby eliminating conflicts of interest or monetary incentives that might otherwise cause them to violate such fiduciary duty.

Product Structure and Investment Considerations

The majority of the Fund’s investments will be into private corporations and real estate investment trusts whose sole purpose will be to own, lease and/or operate investments in the real asset categories defined in the Fund’s registration statement.  Those private investments operate or rely on 3(c)(5), 3(c)(1) or 3(c)(7) for the issuance of their shares. These funds can take the form of continuously offered funds with periodic sales and redemptions, or closed funds with substantive lock-ups and targeted terms for liquidity.   Our fundamental investment thesis and the portfolio benefits we seek to deliver to investors are dependent upon investing up to 70% of the Fund’s assets in these types of private vehicles.  We specifically chose the closed-end interval fund structure in order to appropriately match liquidity of the Fund with the liquidity features and terms of these investments.  Additionally, a cap on the funds that do not provide such liquidity in the form of lock-up or termed funds of 15%, would be consistent with our investment strategy.

The combination of these structural considerations, including the cap on termed funds and the investment in at least 30% marketable securities would provide us with the necessary liquidity to meet quarterly tenders of 5% in accordance with our interval fund requirements pursuant to Rule 23c-3.

•       Unlike open-ended mutual funds or redemption oriented funds, the tender process is not a first come/first serve process, but instead uses proration of its tenders, eliminating the pressure to run for the door in many scenarios. Furthermore, these are not broker-dealer managed processes, but are instead handled through the DTC/NSCC with a T+3 settlement.

•       The 5% quarterly limitation allows for orderly management of the portfolio investments and liquidity considerations in order to maintain the investment thesis and limit any impact to the remaining investors.

•       While the Fund is designed to be a non-diversified registered investment company pursuant to section 5(b)(2) of the 1940 Act, we will operate as a regulated investment company (“RIC”) for tax purposes and will meet the diversification requirements of Subchapter M of the Internal Revenue Code and as defined within the IRS instructions for Form 1120-RIC.

•       Additionally, we will monitor and manage these liquidity considerations, including potentially putting in place a liquidity facility solely for the purpose of managing our tender liquidity (not for investment purposes).

All of these limitations and liquidity considerations are to be well disclosed within the Fund’s registration statement and reviewed by institutional and fiduciary investors/advisors eligible to invest.

If you have any further questions or comments, please do not hesitate to call me at (212) 294-2643 or Jay Gould at (212) 294-9575.

                                                                                    Sincerely,

                                                                                    /s/ Alan Hoffman, Esq.

                                                                                    Alan Hoffman, Esq.

                                                                                    Winston & Strawn LLP